

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2024

Mark W. Sopp
Executive Vice President and Chief Financial Officer
KBR, Inc.
601 Jefferson Street, Suite 3400
Houston, TX 77002

> **Re: KBR, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **File No. 001-33146**

Dear Mark W. Sopp:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction